UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Vital Images, Inc.

(Name of Subject Company)

Vital Images, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92846N104

(CUSIP Number of Class of Securities)

Michael H. Carrel
President and Chief Executive Officer
Vital Images, Inc.
5850 Opus Parkway, Suite 300
Minnetonka, Minnesota 55343-4414
 (952) 487-9500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

W. Morgan Burns
Jonathan L.H. Nygren
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
(612) 766-7000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011 (as amended, the “Statement”) by Vital Images, Inc. (the “Company”). The Statement relates to the offer by Magenta Corporation (“Purchaser”), a Minnesota corporation and wholly owned subsidiary of Toshiba Medical Systems Corporation  (“TMSC”), a company formed under the laws of Japan and a wholly owned subsidiary of Toshiba Corporation, a company formed under the laws of Japan, to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share, at a purchase price of $18.75 per share, in cash, net to the seller, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 11, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal were filed with the Statement as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information set forth in the Statement remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 8. Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following subsection immediately following the subsection entitled “Completion of the Offer; Subsequent Offering Period” and immediately prior to the subsection entitled “Forward-Looking Statements”:

“Completion of the Subsequent Offering Period; Exercise of Top-Up Option; Closing of Merger

The previously announced subsequent offering period expired at 5:00 p.m., New York City time, on Wednesday, June 15, 2011. The Depositary has advised TMSC that, as of the expiration of the subsequent offering period, a total of 12,253,984 Shares were validly tendered in the Offer and in the subsequent offering period, representing approximately 86.7% of the Company’s outstanding Shares on a non-fully diluted basis, and approximately 76.8% of the Company’s outstanding Shares on a fully diluted basis. Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn in the initial offering period and all Shares that were validly tendered in the subsequent offering period and payment for such Shares has been or will be made promptly in accordance with the terms of the Offer.

Purchaser has advised the Company that Purchaser has exercised the Top-Up Option to purchase, at a price per Share of $18.75, an aggregate number of Shares equal to a number of Shares that, when added to the number of Shares owned by TMSC, Purchaser and any wholly owned subsidiary of TMSC immediately prior to the exercise of the Top-Up Option, results in TMSC, Purchaser and any wholly owned subsidiary of TMSC owning up to one Share more than 90% of the Shares outstanding calculated on a fully diluted basis, but not less than one Share more than 90% of the number of Shares then outstanding calculated on a non-fully diluted basis (after giving effect to the issuance of the Top-Up Option Shares).  Following the exercise of the Top-Up Option and pursuant to the Merger Agreement, Purchaser has merged with and into the Company in accordance with the short-form merger provisions of the MBCA, with the Company continuing as the Surviving Corporation.  Under the Merger Agreement and pursuant to the plan of merger therein, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares in respect of which dissenters’ rights are validly exercised under the MBCA and any Shares owned by Purchaser, TMSC or any of its subsidiaries (including Purchaser)) was cancelled and converted in the Merger into the right to receive $18.75 per share in cash, without interest and subject to any required withholding taxes. As a result of the Merger, the Company became a wholly owned subsidiary of TMSC and, following the close of trading on The Nasdaq Global Select Market on the date of the Merger, the Shares will cease to be traded on The Nasdaq Global Select Market.

The full text of the press release issued by TMSC regarding the expiration of the subsequent offering period and the merger of Purchaser with and into the Company is set forth as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.”

Item 9. Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding thereto the following exhibit:

“(a)(5)(G)       Press Release issued by TMSC on June 16, 2011 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 6 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by Toshiba, TMSC and Purchaser on June 16, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael H. Carrel
Name: Michael H. Carrel
Title: President and Chief Executive Officer
Date: June 16, 2011